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                             October 26, 2020

       Gary Teplis
       President, Chief Executive Officer and Director
       Altitude Acquisition Corp.
       400 Perimeter Center Terrace Suite 151
       Atlanta, Georgia 30346

                                                        Re: Altitude
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-249071

       Dear Mr. Teplis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Proposed Business , page 82

   1. We note the chart you include here showing increased travel worldwide since 1998, and forecasting continued
increased travel from 2019 through 2029. Please provide an
                                                        updated chart showing
the impact of the COVID-19 pandemic on travel in 2020 and
                                                        beyond or disclose the
date of the information provided in the chart (such as whether these are forecasts from
2019), and explain via a prominent footnote or otherwise whether this chart reflects the
impact of this pandemic.

             You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus
       Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
 Gary Teplis
Altitude Acquisition Corp.
October 26, 2020
Page 2

Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



                                                          Sincerely,
FirstName LastNameGary Teplis
                                                          Division of
Corporation Finance
Comapany NameAltitude Acquisition Corp.
                                                          Office of Energy &
Transportation
October 26, 2020 Page 2
cc:       Jessica Chen, Esq.
FirstName LastName